TENDER OFFER
for the Shares and OCEANE issued by
WAVECOM S.A.
by
GEMALTO S.A.
a subsidiary of
GEMALTO N.V.
PRESENTED BY
Script – Individual shareholders: questions and answers

DO NOT DEVIATE FROM THIS SCRIPT AND DO NOT EXPRESS ANY PERSONAL VIEWS
Stick imperatively to this script.
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opinion or advice

An offer memorandum (note d’information) relating to the tender offer has been prepared by Gemalto S.A. (Gemalto or the Offeror), which is a subsidiary of Gemalto N.V., a company registered under the laws of the Netherlands. The Autorité des Marchés Financiers (AMF) has granted the visa n° 08-225 on 24 October, 2008 to the offer memorandum in accordance with a conformity decision dated 24 October, 2008.
This memorandum, as well as the other information relating to Gemalto S.A., are available on the websites of the AMF (www.amf-france.org) and Gemalto S.A. (www.gemalto.com) and may also be obtained free of charge from Gemalto S.A. and HSBC France. These documents may also be obtained free of charge by calling Georgeson on toll free numbers 00800-2667-8826.
Holders of Wavecom Shares and OCEANE and other investors are urged to read carefully the offer memorandum filed by Gemalto S.A. and the document presenting the other information relating to the legal, financial and accounting characteristics, of Gemalto S.A. and Gemalto N.V. since these documents contain important information.

General observation
Anybody calling the toll free number should be informed that:
An offer memorandum (note d’information) relating to the tender offer has been prepared by Gemalto S.A. (Gemalto or the Offeror), which is a subsidiary of Gemalto N.V., a company registered under the laws of the Netherlands. The Autorité des Marchés Financiers (AMF) has granted the visa n° 08-225 on 24 October, 2008 to the offer memorandum in accordance with a conformity decision dated 24 October, 2008. This memorandum, as well as the other information relating to the legal, financial and accounting characteristics of Gemalto S.A., are available on the websites of the AMF (www.amf-france.org) and Gemalto S.A. (www.gemalto.com) and may also be obtained free of charge from Gemalto S.A. and HSBC France. These documents may also be obtained free of charge by calling Georgeson on toll free numbers 00800-2667-8826.
An offer memorandum in response (note d’information en réponse) will be prepared by Wavecom, on which the AMF shall grant its visa. This memorandum in response, together with the other information relating to the legal, financial and accounting characteristics of Wavecom, will be available on the AMF’s website (www.amf-france.org) and on Wavecom’s website (www.wavecom.com).

Information on the Tender Offer
1. What exactly is happening? What are the main terms in Gemalto’s voluntary tender offer?
(p.5 of Gemalto’s offer memorandum – Section 1. Presentation of the Offer, p. 17 – Section “2.3 Terms of the Offer” and p 23 – Section “2.16 Reopening of the Offer”)
The Offeror, Gemalto S.A., which is controlled by Gemalto N.V., is offering to acquire from the holders of shares and OCEANE issued by Wavecom S.A. (“Wavecom” or the “Company”), during the offer period the closing date of which will be determined by the AMF in accordance with the AMF’s General Regulations (the “Offer”):
•
all Wavecom shares (“Shares”) issued and to be issued, during the Offer or the Reopened Offer if any, as a result of the conversion of the OCEANE or the exercise of the Warrants, Founder’s Share Warrants or stock options of Wavecom, which will be tendered in the Offer, at a price of 7 euros per share (the “Share Price”);

•
Wavecom OCEANE which will be tendered in the Offer, at a price of 31.30 euros per OCEANE plus unpaid accrued interest (the “Unpaid Accrued Interest”) calculated pro rata to the number of days between the last interest payment date and the date of settlement of the OCEANE (the “OCEANE Price”).

Based on an indicative settlement date of January 5, 2009, the OCEANE Price would be 31.31 euros; however, the OCEANE Price will be readjusted when the actual settlement date is determined in order to calculate the Unpaid Accrued Interest as of such settlement date.

Within 5 trading days before the end of the Offer or the Reopened Offer a financial notice will be published by the Offeror indicating the actual amount of Unpaid Accrued Interest and the OCEANE Price including the Unpaid Accrued Interest.

According to the indicative timetable, the Offer will be opened from 28 October 2008 to 15 December 2008 inclusive.
The AMF and Euronext Paris will publish, respectively, an opening notice (avis d’ouverture) and a notice announcing the terms and the timetable of the Offer once Wavecom has filed its response.
The Offer is conditioned on Wavecom Shares representing at least 50.01% of the share capital of Wavecom, as of the expiration date of the Offers (the Offer and the U.S. Offer), being validly tendered and not withdrawn in the Offers.
If this condition is satisfied, the Offer will be reopened for a period of at least 10 trading days after publication of the final results of the Offer.
In the event of reopening of the Offer, the terms of the Reopened Offer will be similar to those of the initial Offer.
A concurrent and separate tender offer has been commenced in the United States. The U.S. Offer is open to all holders of securities resident in the United States and to all holders of American Depositary Shares (“ADS”), wherever held, on the terms and conditions in the U.S. Offer to Purchase and all related documents that the Offeror has filed with the Securities and Exchange Commission (“SEC”) on Schedule TO (the “U.S. Offer Documents”).
The Offer and the U.S. Offer are being made on substantially similar terms, and are subject to the same conditions.
2. What documents have I received or will I receive?
     (p.17 of Gemalto’s offer memorandum – Section “2.4 – Procedure Of Tender In The Offer”)
As a Wavecom shareholder, you have received or will receive a letter from your broker informing you of the Offer and including an acceptance form. Please note that we can send you documents about the tender Offer free of charge, i.e. the Offer memorandum of Gemalto and the document presenting the other information relating to the legal, financial and accounting characteristics of Gemalto. You may also obtain copies of these documents from Gemalto S.A. or HSBC without charge.
If you are a Wavecom shareholder registered in the pure registered form (nominatif pur) or administered registered form (nominatif administré), you have received or will receive a letter from the institution managing registered shareholder accounts containing a reply form for use if you wish to tender your Shares to the Offer or convert your shares to bearer form through your broker.
Holders whose Shares or OCEANE appear in the individual accounts in the “pure registered” form (nominatif pur) on the books and records of the Company will have to request their conversion into the “administered registered” form (nominatif administré) in order to tender their Shares or OCEANE into the Offer, unless the holder has already requested their conversion into bearer form. In the event the Offer is completed, Euronext Paris will transfer to the bank in charge of the securities service of the Company, the registered Shares in view of their conversion into the bearer form so that they can be transferred to the Offeror.
3. Can you specify the financial terms of Gemalto’s Offer?
Shareholders and holders of OCEANE (p. 17 of Gemalto’s offer memorandum – Section “2.3 Terms of the Offer”)
The Offeror is offering to acquire, during an offer period the closing date of which will be determined by the AMF in accordance with its General Regulations:
•	all outstanding Shares, at a price of 7 euros per share (the “Share Price”);

•	all outstanding OCEANE, at a price of 31.30 euros per OCEANE plus Unpaid Accrued Interest (the “OCEANE Price”).

Based on an indicative settlement date of January 5, 2009, the OCEANE Price would be 31.31 euros; however, the OCEANE Price will be readjusted when the actual settlement date is determined in order to calculate the Unpaid Accrued Interest as of such settlement date.

Within 5 trading days before the end of the Offer or the Reopened Offer, a financial notice will be published by the Offeror indicating the actual amount of unpaid accrued interest and the OCEANE Price including the Unpaid Accrued Interest.

Treatment of the holders of Warrants – (p.19 of Gemalto’s offer memorandum – Section 2.6)

The Warrants issued by the Company, which are not listed on a regulated market, may not, in accordance with the conditions of their issuance, be transferred, except in the case of a transfer to a spouse, a descendant or ascendant in direct line or a sibling of the holder.
The Shares that are issued as a result of the valid exercise of Warrants that are exercisable during the Offer (or the Reopened Offer, if any) may be tendered in the Offer on the conditions set forth in the offer memorandum (paragraph 2.3 and 2.4). Such Warrants must be exercised sufficiently in advance so that the Shares are credited on their account no later than the last day of the Offer (or of the Reopened Offer, if any).
In the event the Offer is completed and if the Offeror implements a squeeze-out or the trading of the Shares of Wavecom is substantially limited, the Offeror intends to implement a liquidity mechanism based on the price of the Offer for the benefit of the holders of Shares obtained as a result of the exercise of the Warrants which could not be exercised during the Offer (or the Reopened Offer, if any) if permitted and in accordance with applicable regulations.
Treatment of the beneficiaries of Founder’s Share Warrants and stock options – (p.19 of Gemalto’s offer memorandum – Section 2.7)
The Shares that are issued as a result of the exercise of the Founder’s Share Warrants or of the stock options of the Company may be tendered in the Offer on the conditions set forth in the offer memorandum (paragraph 2.3 and 2.4). Such Founder’s Share Warrants and stock options must be exercised sufficiently in advance so that the Shares are credited on their account no later than the last day of the Offer (or of the Reopened Offer, if any).
To the extent certain Founder’s Share Warrants or stock options may not be exercised during the Offer (or the Reopened Offer, if any), or Shares issued as a result of the exercise of the Founder’s Share Warrants are subject to a holding period or may not otherwise be transferred during the Offer, or the Reopened Offer, if any, such Shares may not be tendered in the Offer.
In the event of the Offer is completed and, the Offeror implements a squeeze-out or, the trading of the Shares of Wavecom is substantially limited, the Offeror intends to implement a liquidity mechanism based on the price of the Offer for the benefit of the holders of Founder’s Share Warrants and of stock options and to the holders of Shares obtained as a result of the exercise of the Founder’s Share Warrants and stock options which could not be tendered in the Offer, if permitted and in accordance with applicable regulations.
Treatment of the beneficiaries of free shares – (p.20 of Gemalto’s offer memorandum – Section 2.8)
The 2007 Annual Report states that 311,323 free shares, subject to a condition of remaining employed by the Company, were granted to employees and directors of the Company and of certain of its subsidiaries, including 155,673 shares (“2006 free shares”) allocated to the grant of free shares pursuant to a plan dated May 17, 2006 and 155,650 shares allocated pursuant to a plan dated June 7, 2007 (“2007 free shares”).
The 2006 free shares are subject to a mandatory holding period of two years from their date of definitive grant, pursuant to provisions of article L.225-197-1 of the Commercial Code.
The 2007 free shares are subject to a vesting period and therefore are not definitively granted. Upon their definitive grant following the termination of such vesting period, 2007 free shares will also be subject to a mandatory holding period of two years, in compliance with provisions of article L.225-197-1 of the Commercial Code.
As a consequence, the free shares may not be tendered into the Offer.
In the event the Offer is completed and the Offeror implements a squeeze-out or the trading of the Shares of Wavecom is substantially limited, the Offeror intends to implement a liquidity mechanism based on the price of the Offer for the benefit of the holders of free shares, at the termination of the applicable holding period, if permitted and in accordance with applicable law.
4. Which securities are targeted by the Offer? (p.16-17 of Gemalto’s offer memorandum – Section 2.2)
As of the date of release of the offer memorandum, the Offeror does not hold, directly or indirectly, individually or in concert, any Securities issued by the Company.
Pursuant to the provisions of article 231-6 of the AMF General Regulations, and subject to the terms and conditions of the Offer, the Offeror proposes to purchase all the Securities of the Company, i.e.:
(i)
any and all existing Shares or Shares to be issued, during the Offer or the Reopened Offer, as applicable, as a result of the conversion of the OCEANE or the exercise of the Warrants, Founder’s Share Warrants or stock options of Wavecom, i.e., to the knowledge of the Offeror, a maximum number of 19,888,807 Shares; and

(i)	any and all the outstanding OCEANE existing as of the date of this release, i.e. to the knowledge of the Offeror, a maximum of 2,571,884 OCEANE.
The Warrants issued by the Company, which are not listed on a regulated market, may not, in accordance with the conditions of their issuance, be transferred by their holders and are not subject to the Offer.
The Founder’s Shares Warrants are not subject to the Offer.
Furthermore, the 2006 free shares and the 2007 free shares are not subject to the Offer.
The Offeror has commenced a concurrent and separate offer in the United States (the “U.S. Offer”). (p. 23-24 of Gemalto’s offer memorandum - Section “2.17 - Restrictions on the Offer abroad”)
The U.S. Offer is open to all holders of securities resident in the United States and to all holders of ADS, wherever they may be held, on the terms and conditions of the U.S. Offer to Purchase and all related documents that the Offeror has filed with the Securities and Exchange Commission (“SEC”) on Schedule TO (the “U.S. Offer Documents”).
The Offer and the U.S. Offer are being made on substantially the same terms and are subject to the same conditions. Any holder of securities resident in the United States and any holder of ADS should read and refer to the U.S. Offer Documents, and not to the documents relating to the Offer, in order to make a decision as to whether or not to tender securities and/or ADS to the American Offer. These documents are available on the websites of the SEC (www.sec.gov) and Gemalto (www.sec.gov) and may be obtained from Georgeson Inc., the Information Agent for the U.S. Offer, free of charge.
5. What is the indicative timetable for the Offer in France?
(p.22 of Gemalto’s offer memorandum – Section “2.14 - Indicative Timetable of the Offer” and p.23 Section 2.16 - Reopening of the Offer”)

This is an indicative timetable. All dates beginning with the date of the closing of the Offer, will be determined by the AMF and are based on, among other things, the filing of and granting of a visa to Wavecom’s memorandum in response (note d’information en réponse). This Offer may be extended by the AMF.

October 6, 2008	Filing of the draft Offer and of the draft offer memorandum (Note d’Information) with the AMF

October 24, 2008	Clearance decision (Déclaration de conformité) of the Offer by the AMF

October 27, 2008	Publication of the offer memorandum (Note d’Information) by the Offeror, in accordance with article 231-27 of the AMF General Regulations

Publication of the information relating to the legal, financial and accounting characteristics of the Offeror in accordance with article 231-28 of the AMF General Regulations

Publication of the information relating to the legal, financial and accounting characteristics of the Company in accordance with article 231-28 of the AMF General Regulations

October 28, 2008	Opening of the Offer

December 15, 2008	Closing of the Offer

December 30, 2008	Publication of the notice announcing the definitive results of the Offer

December 31, 2008	In the event of success of the Offer, reopening of the Offer

January 5, 2009	Settlement - delivery (Offer)

January 14, 2009	Closing of the Reopened Offer

January 27, 2009	Publication of the notice announcing the definitive results of the Reopened Offer

January 30, 2009	Settlement - delivery (Reopened Offer)
Pursuant to article 232-4 of the AMF General Regulations, if the minimum condition is satisfied, the Offer will be reopened the day following the publication of the definitive results.
In the event of a reopening of the Offer, the terms of the Reopened Offer will be substantially similar to those of the initial Offer.

6. Who is Gemalto S.A.?
Gemalto S.A. is a company controlled, within the meaning of article L.233-3 of the Commercial Code, by Gemalto N.V., a company registered under the laws of the Netherlands.
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, subscribers’ identification modules (SIM’s), e-passports and tokens to the deployment of managed services for its customers. More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
Gemalto (Euronext NL 0000400653 GTO) is the leader in digital security with 2007 annual revenues of over €1.6 billion, more than 85 offices in 40 countries and about 10,000 employees including 1,300 R&D engineers.
In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable.

Rationale for the Offer and Gemalto’s intentions
7. Why is Gemalto S.A. offering to take over Wavecom and what are its objectives?
(p.8 et seq of Gemalto’s offer memorandum – Section “1.1.2 Reasons for the Offer”)
The Machine-to-machine (M2M) wireless communication market is rapidly growing. These products encompass the automated communications directly between machines with “modems” giving them access to networks.
Wavecom is one of the main providers of wireless M2M “modems” for wireless networks, in particular the technologies for GSM mobile networks, which are prominent at the global level.
Gemalto is the world’s premier provider of SIM cards to Mobile Network Operators. These SIM cards identify the subscriber of the connection and secure it, whether it is a connection by a regular subscriber or a connection of data in M2M communications.
Gemalto would benefit from the unique combination of the expertise of the only two physical elements common to the M2M systems (SIM cards and “modems”), which are key to the chain application and security. This new level of integration will help innovate and better meet the needs of M2M solution users. With the development of optimal solutions for the various M2M market segments, Gemalto believes that this acquisition will help accelerate the growth of all segments of the M2M market.
Gemalto has significant experience in the creation of a global and international technologic market, smart cards market and could make available to Wavecom the necessary resources for a accelerated growth. The integration risk is low due to the cultural similarity of the two companies.
8. What synergies does Gemalto expect if the company succeeds in acquiring control of Wavecom?
(p.10 of Gemalto’s offer memorandum – Section “1.1.2 (b) - Acquisition of Wavecom by Gemalto”)
- Wavecom will be able to use Gemalto’s experience to implement a profitable growth strategy in the various M2M segments.

Today, the M2M segment is a market fragmented into several sub-segments and presents big geographic discrepancies. Gemalto is active in more than 80 countries and can offer Wavecom a platform for its global deployment, quick and not expensive, which will optimize its growth in each of its segments.
M2M solutions users also need a financial visibility toward their supplier before undertaking their M2M investments, which duration can easily last for more than 10 years. Gemalto’s financial span allow such visibility.
Gemalto has significant experience in the creation of a global and international technologic market, smart cards market and could make available to Wavecom the necessary resources for a accelerated growth. The integration risk is low due to the cultural similarity of the two companies.
Furthermore, Wavecom would benefit from Gemalto’s turnaround expertise combining both hardware and software/services. Wavecom’s results for the first semester of 2008 show a loss.
- Cost synergies
Integration of Gemalto and Wavecom will enable numerous cost synergies of costs, in particular general expenses, which represent a significant part in Wavecom’s balance sheet, including:
- delisting in the United States and in France, depending on if, and to the extent, Gemalto acquires Shares in the Offer the success of the Offer. This dual listing has significant general and administrative costs, which are redundant with Gemalto’s; and
- economies of scale on overhead expenses (common offices, purchases, etc.).
Moreover, Gemalto would provide Wavecom the ability to expand internationally at a lower cost as a result of Gemalto’s global presence (in more than 80 countries), which would accelerate the commerce of Wavecom’s solutions in all its market segments and in countries where Wavecom is not very present.
Gemalto estimates it can obtain synergies of costs of 5 to 10 million euros for a full year.
Wavecom has implemented a development strategy for its services business, with a platform of services enabling the update, maintenance and control of applications for modems.
Gemalto has a unique expertise in terms of management and remote update of hundreds of millions of SIM cards and almost 400 platforms installed. This activity already benefits from a specific structure within Gemalto dedicated into the strongly growing “Mobile Phone” division.
Thus, Gemalto offers a structure and expertise which will allow a rapid repositioning of Wavecom on the software and services activities in accordance with its strategy.
9. What would Gemalto’s strategy be if the company were to acquire the control of Wavecom?
(p.14 of Gemalto’s offer memorandum – Section “1.2.1Political and industrial Strategy”)
Gemalto’s intentions with respect to Wavecom’s business is as follows:
(i) to ensure a quick return to profitable growth, in particular as a result of costs synergies and to a rapid international deployment;
(ii) to stimulate all market segments: combination of expertise on “modems,” SIM cards, software and related services, which will innovate and offer solutions that are easier to implement and less expensive for Wavecom’s clients; and

(iii) to reinforce Wavecom’s position on its software and services strategy, which can benefit from Gemalto’s existing business.
10. What would Wavecom’s new organisation structure be if Gemalto were to acquire the control of Wavecom ?
(p.14 of Gemalto’s offer memorandum – Section “1.2.2 Composition of Decision-Making Bodies”)
The Offeror’s objective is to acquire control of Wavecom. In the event of the Offer is completed, the Offeror intends to modify the composition of the board of directors of the Company to reflect the new ownership of the Company, in accordance with applicable regulations.
11. What would be the consequences in terms of employment if Gemalto were to acquire the control of Wavecom ?
(p.14 of Gemalto’s offer memorandum– Section “1.2.3 Intentions Concerning Employment”)
The Offeror does not contemplate any material restructuring following the Offer.
12. What are the financing terms of the Offer?
(p.24 of Gemalto’s offer memorandum– Section “2.18.1 Terms of Financing”)
The total amount of funds necessary for the acquisition of the Shares and of the OCEANE pursuant to the Offer is estimated to be around 201.7 million euros without taxes (excluding expenses).
The operation will be fully financed by the Offeror’s equity. The amount mentioned above to acquire the Securities in the context of the Offers will be fully paid by the Offeror with available cash.
With respect to the OCEANE in particular, the maximum amount that Offeror may pay for the OCEANE tendered in the Offers, assuming all OCEANE are tendered in the Offers, is around 80.5 million euros. In the event Gemalto holds at least 50.01% of the Shares following the Offer, the Offeror intends to request from Wavecom early redemption of the OCEANE it acquires in the Offers pursuant to the Redemption Clause, set forth in the OCEANE terms and conditions provided in the prospectus (note d’opération) cleared by the AMF (visa number 07-242, dated 5 July 2007).
Furthermore, based on publicly available information, Wavecom has sufficient cash to satisfy the requests for redemption of OCEANE that may be made by the holders of OCEANE.

Terms of the Offer
13. What should I do to accept the Offer?
(p.18 of Gemalto’s offer memorandum – Section “2.4 Procedure of Tender in the Offer”)
The Securities tendered in the Offer shall be freely negotiable and free of any privilege, pledge or other securities or restrictions of any kind and restricting the free transfer of their ownership. The Offeror reserves its right to refuse any Securities tendered in that would not meet this condition.

•
The shareholders of the Company and the holders of OCEANE that wish to tender the Shares and/or OCEANE in the Offer on the conditions described in Gemalto’s offer memorandum should remit a sale order to their financial intermediary (bank, investment company, etc.) using the form made available to them by such intermediary, no later than the last day of the Offer and in sufficient time to allow the tender of such securities in the Offer. Such financial intermediary will transfer the Shares and OCEANE tendered to Euronext Paris.

•
Holders whose Shares or OCEANE appear in the individual accounts in the “pure registered” form (nominatif pur) in the books and records of the Company will have to request their conversion into the “administered registered” form (nominatif administré) in order to tender their Shares or OCEANE into the Offer, unless the holder has already requested their conversion into bearer form. In the event the Offer is completed, Euronext Paris will transfer to the bank in charge of the securities service of the Company, the registered shares in view of their conversion into the bearer form so that they can be transferred to the Offeror.

Pursuant to the provisions of article 232-2 of the AMF General Regulations, the tenders of the Securities into the Offer can be revoked and/or withdrawn at any time and until the day of closing of the Offer. Such tenders will be irrevocable following such date.
14. Can I continue to trade my stocks freely on the market during the period of the Offer?
Wavecom’s shares will remain listed as usual during the period of the Offer.
Changes in codes (ISIN code) are planned by Euronext; they are as follows... - (see Euronext timetable for change of ISIN code)
15. Until when can I accept the Offer?
(p.23 of Gemalto’s offer memorandum – Section “2.16 - Reopening of the Offer” and p.22 Section “2.14 - Indicative Timetable for the Offer”)
According to the indicative timetable, the Offer is open from 28 October to 15 December 2008 inclusive. The closing date will be published by the AMF.
You can accept the Offer by returning your acceptance form to your broker up to the last day specified in the AMF’s definitive timetable.
If, as of the closing date of the Offers (the Offer and the U.S. Offer), at least 50.01% of the shares in Wavecom have been validly tendered and not withdrawn the Offer will be automatically reopened (indicative reopening date: 31 December 2008).
Pursuant to the provisions of article 232-2 of the AMF General Regulations, the tenders of the Securities into the Offer can be revoked and/or withdrawn at any time and until, and on, the day of closing. Such tenders will be irrevocable following such date.
16. When will the results of the Offer be known?
(p.21 of Gemalto’s offer memorandum Section “2.11 Publication of the Results of the Offer - Settlement - Delivery”)

The AMF will disclose the definitive results of the Offer no later than nine trading days following the closing of the Offer (indicative date for publication of definitive outcome: 30 December 2008).
Transfer of ownership of the securities tendered to the Offer will take place on the settlement and delivery date, according to the timetable set by Euronext (indicative settlement and delivery date for the first offer period: 5 January 2009).
17. Which shareholders is the Offer being made to?
(p.23 of Gemalto’s offer memorandum - Section “2.17 – Restrictions on the Offer abroad”)
The French Offer is open to holders of Shares and OCEANE that are not resident in the U.S..
The U.S. Offer is open to all holders of securities resident in the United States and to all holders of ADS, wherever they may be held, on the terms and conditions of the U.S. Offer to Purchase and all related documents that the Offeror has filed with the Securities and Exchange Commission (“SEC”)on Schedule TO (the “U.S. Offer Documents”).
The Offer and the U.S. Offer are being made on substantially similar terms and are subject to the same conditions.
18. Is there a required minimum for the Offer to be accepted?
(p.20 - 21 of Gemalto’s offer memorandum – Section “2.10 – Condition to the Offer - Success Threshold”)
Pursuant to the provisions of article 231-9 of the AMF General Regulations, the Offer is subject to the condition that as of the closing of the Offers, Shares representing at least 50.01% of the share capital of the Company, as of the date of closing of the Offer, be validly tendered and not withdrawn in the Offers.
To calculate the 50.01% threshold (“Success Threshold”), the following will be taken into consideration:
-
For the numerator, the sum of (i) the treasury shares as of the date of closing of the Offers, and (ii) all shares validly tendered in the Offer and U.S. Offer (including the ADSs) as of the day of closing of the Offers; and

-	For the denominator, all existing shares of the Company as of the date of closing of the Offers (including the shares represented by ADSs).
Whether the Success Threshold has been reached will not be known by the Offeror or the holders of Securities before the publication of the definitive results of the Offer and of the U.S. Offer.
If the Success Threshold is not reached, the Offer will not be completed and the Securities tendered in the Offer will be returned to their holders, without any interest or compensation of any kind being due to them.
However, the Offeror reserves its right to waive the minimum level of acceptance condition, or, with the AMF’s prior approval, to reduce the minimum level of acceptance, by filing an improved Offer at least five trading days before the Offer’s close, in accordance with the provisions of article 232-7 of the AMF General Regulations.
19. What happens if Gemalto holds more than 50.01% of Wavecom Shares following the Offer?

(p.23 of Gemalto’s offer memorandum – Section “2.16 - Reopening of the Offer”)
Pursuant to article 232-4 of the AMF General Regulations, if Gemalto holds more than 50.01% of Shares following Offer, it will be reopened the day following the publication of the definitive results for a period of 10 trading days at least. In the event of reopening of the Offer, the terms of the Reopened Offer will be similar to those of the initial Offer.
20. More specifically, what happens to the OCEANE if Gemalto holds more than 50.01% of Wavecom shares following the Offer?
(p.18 of Gemalto’s offer memorandum – Section “2.5.2 (a) - OCEANE Not Tendered in the Offer”)
In the event Gemalto holds more than 50.01% of Wavecom shares following the Offer, “Anticipated Redemption In Case Of Change Of Control” clause in paragraph 4.9.4.2 of the OCEANE Prospectus (the “Redemption Clause”) would apply. As a consequence, the holders of OCEANE which will not have tendered their OCEANE in the Offer, may request from Wavecom the early redemption of their OCEANE at par value, i.e. 31.30 euros, plus the unpaid accrued interest to be paid from the last interest payment date preceding the early redemption date to the effective redemption date, in accordance with the terms of the OCEANE Prospectus.
In the event of a change of control, the holders of OCEANE will be informed by the Company by a notice published in the mandatory legal notices bulletin (BALO) of such Change Of Control (as such term is defined under the OCEANE Prospectus), triggering a redemption to the benefit of the holders of OCEANE who so elect. Such information will also be disclosed in a notice published in a financial journal nationally distributed and a notice published by Euronext Paris. These notices will indicate the period during which the holders of OCEANE may request the redemption of their OCEANE.
All holders of OCEANE that may request the redemption of their OCEANE pursuant to the Redemption Clause, must do so no later than the last day of such announced period, through their usual intermediary, which will transmit such request to the intermediary in charge of financial services, in accordance with the terms of the OCEANE Prospectus.
Based on publicly available information, Wavecom has sufficient cash to satisfy the requests for redemption of OCEANE that may be made by the holders of OCEANE.
21. What happens if Gemalto does not hold more than 50.01% of Wavecom shares following the Offer?
(p.20 and 21 of Gemalto’s offer memorandum – Section “2.10 - Condition to the Offer - Success Threshold”)
If the Success Threshold is not reached, the Offer will lapse and the Securities tendered in the Offer will be returned to their holders, without any interest or compensation of any kind being due to them.
However, the Offeror reserves its right to waive the minimum level of acceptance, or, upon AMF’s prior approval, to reduce the minimum level of acceptance, by filing an improved Offer at least five trading days before the Offer’s close, in accordance with the provisions of article 232-7 of the AMF General Regulations.
22. What happens if I do not accept the Offer?
(p.13 of Gemalto’s offer memorandum – Section “1.1.4 - Advantages for the Two Companies and their Securityholders”)

You would continue to hold Wavecom Shares. It is your right not to accept the Offer.
Should you decide not to tender your Shares or OCEANE to the Offer, it is specified that, Gemalto sould, if some conditions are filled, implement a squeeze-out of the Wavecom Shares and OCEANE.
The Offeror intends to request the AMF, within three months following the closing of the Offer, to implement a squeeze-out of the Shares, if the Shares not tendered in the Offer do not represent more than 5% of the share capital or voting rights of the Company.
The Offeror also intends to request the AMF, within three months from the closing of the Offer, to implement a squeeze-out of the OCEANE not tendered in the Offer, if the Shares not tendered in the Offer and the Shares that can be issued as a result of the conversion of the OCEANE not tendered in the Offer, do not represent more than 5% of the outstanding shares on a fully diluted basis.
In such case, if you did not tender your Shares or OCEANE to the Offer, you could be forced to sell them to the Offeror on the same conditions mentioned by this procedure.
In addition, the Offeror reserves its right, in the event it could not, at the time of the closing of the Offer, implement a squeeze-out, to request from Euronext Paris the delisting of the Shares and the OCEANE from the Eurolist of Euronext Paris. Euronext Paris may only permit such delisting if the trading of the Shares and of the OCEANE, as applicable, is substantially limited following the closing of the Offers, so that the delisting would be in the interest of the market, subject to Euronext market rules.
23. What will happen if Gemalto acquires 95% or more of Wavecom?
(p.15 of Gemalto’s offer memorandum, Section “1.2.6 Squeeze-out (Retrait Obligatoire) - Delisting”)
Pursuant to the provisions of articles 237-14 et seq. of the AMF General Regulations, the Offeror intends to request the AMF, within three months following the closing of the Offer, to implement a squeeze-out of the Shares, if the Shares not tendered in the Offer do not represent more than 5% of the share capital or voting rights of the Company.
The Offeror also intends to request the AMF, within three months from the closing of the Offer, to implement a squeeze-out of the OCEANE not tendered in the Offer, if the Shares not tendered in the Offer and the Shares that can be issued as a result of the conversion of the OCEANE not tendered in the Offer, do not represent more than 5% of the outstanding shares on a fully diluted basis.
The Offeror reserves its right, in the event it would hold, directly or indirectly, at least 95% of the voting rights of the Company and if a squeeze-out is not implemented in the conditions mentioned above, to file with the AMF a draft mandatory buyout offer, followed, if it holds at least 95% of the share capital and voting rights of the Company, of a squeeze-out targeting the Shares and the OCEANE which would not be directly or indirectly held by the Offeror. In such case, the mandatory buyout will be subject to the control of the AMF which will assess its conformity in particular with respect to the valuation of the Securities of the Company provided by the Offeror and the report by the independent expert appointed pursuant to the provisions of article 261-1 II of the AMF General Regulations.
Furthermore, the Offeror may delist the ADSs from the Nasdaq Global Market regardless of whether or not the Shares are delisted from Euronext Paris.
With respect to the OCEANE,
(p.15 of Gemalto’s offer memorandum, Section “2.5.2 (b) - Prepayment in Case of Delisting of the Shares”
In case of implementation of a squeeze-out procedure targeting the Shares or of delisting of the Shares from the Eurolist by Euronext Paris, the prepayment clause 4.9.5 (the “Prepayment Clause”) stated in the OCEANE Prospectus will apply. In such case, the representative of the holders of OCEANE may, upon decision of the general meeting of holders of OCEANE, request the prepayment of all OCEANE at the par value price, i.e. 31.30 euros, plus the unpaid accrued interest to be paid from the last interest payment date preceding the early redemption date to the effective redemption date, in accordance with the terms of the OCEANE Prospectus.
24. What is Gemalto’s Board of Directors’ position on the Offer?
(p.15 of Gemalto’s offer memorandum, Section “1.4 - Reasoned Opinion from the Board of Directors of the Offeror”)
The board of directors of the Offeror met on October 5, 2008, and on the basis of a draft information memorandum which was remitted to it on such occasion, approved the principles as well as the terms and conditions of the Offer that they consider to be in the best interest of the Offeror.
25. What premium is Gemalto offering in the Offer?
(p.29 of Gemalto’s offer memorandum – Section “3.1.1 - Summary - Determination of the Share Price”)
The Offer is entirely in cash.
For Wavecom Shares
The Offeror is offering a price per Share of 7 euros for each Wavecom Share. This represents a very substantial premium of 71.6% over the closing price of 4.08 euros of Wavecom Shares on 3 October 2008, last day of trading before the Offer was filed. The Offer is entirely in cash. The Share Price of 7 euros has not changed since the filing of the Offer and has not been modified by the change of the financial markets since October 2008 or by the financial results published by Wavecom on October 22, 2008.
Please refer to that part of section 3 of the offer memorandum titled ‘Assessment of the Share Price’ for an assessment of the price offered.
For the OCEANE:
The Offeror is offering a Price per OCEANE Price of 31.30 euros plus the accrued unpaid interest, calculated pro rata to the number of days between the last date of interest payment and the date of settlement for the OCEANE. Based on an indicative settlement date as of January 5, 2009, the OCEANE Price would be 31.31 euros. This represents a very substantial premium of 86.3% over the closing price of OCEANE of 16.80 euros on 3 October 2008, the last day of trading before the Offer was filed.
Please refer to that part of section 3 of the offer memorandum titled ''Assessment of the Price of the Offer for the OCEANE’, page 36 of the offer memorandum for an assessment of the price offered, as well as sections 2.5.1 titled “OCEANE tendered in the Offer” on page 18 and seq. of the offer memorandum for a description of the treatment of OCEANE holders and in particular the early redemption mechanism of the OCEANE.
26. What is the position of Wavecom’s Board of Directors with respect to the Offer?
In a press release published by Wavecom on 9 October 2008, Wavecom’s Board of Directors stated that it considered the Offer to be contrary to the interests of the company, its shareholders and its employees.
Wavecom’s Board of Directors will issue a more detailed opinion, together with its formal response, (note d’information en réponse) in accordance with AMF regulations, within the designated timeframe.

Wavecom’s shareholders are free not to follow the opinion of Wavecom’s Board of Directors and to decide whether or not to tender their Shares and/or OCEANE to the Offer.
27. Has an independent expert been appointed by Wavecom for the Offer?
To Gemalto’s knowledge, no independent expert has been appointed by Wavecom for the Offer.
28. What will the tax consequences be if I accept the Offer?
(p.24 et seq of Gemalto’s offer memorandum – Section “2.19 Tax implications of the Offer”)
Shareholders in the Company who do participate in the Offer should consult with their usual tax advisors as to what the tax implications will be in their specific situation.
Please refer to general information which may be found on pages 25 et seq of Gemalto’s offer memorandum.
29. Will brokerage fees be reimbursed?
(p.20 of Gemalto’s offer memorandum – Section “2.9 - Remuneration of Intermediaries - Reimbursment of Securityholders’ Fees”)
The Offeror will reimburse brokerage fees and related VAT paid by the holders of Shares and OCEANE which tendered their Shares or OCEANE in the Offer (or the Reopened Offer, if any), up to 0.2% of the amount of order and 200 euros (including VAT) per request. The holders of Shares and OCEANE will not be reimbursed for any fee in the event the Offer is not completed for any reason.
Requests for reimbursement of such fees must be received by financial intermediaries within forty-calendar days of (i) the date of the closing of the Offer or (ii) the date of closing of the Reopened Offer, for the Securities tendered in the Reopened Offer. After such forty-day period, reimbursement of expenses may not be requested nor accepted.
30. Will the Offer be successful?
We are not able to answer this question before the AMF publishes the results of the Offer.
Neither Gemalto nor Wavecom has any way of knowing the number of Shares tendered in the Offer before the AMF publishes the definitive results of the Offer.
Whether the minimum level of acceptance has been reached will only be known by the Offeror and the holders of Securities when the AMF publishes the definitive results of the Offer. (p.20-21 of Gemalto’s offer memorandum – Section “2.10 Condition to the Offer – Success Threshold”).
31. What is the deadline after which the terms of the Offer cannot be revised?
The terms of the Offer may be amended if an improved Offer is filed no later than five trading days before the closing date of the Offer.
The Offeror reserves its right to waive the minimum level of acceptance condition, or, upon AMF’s prior approval, to reduce the minimum level of acceptance, by filing an improved Offer no later than five trading days before the Offer’s close, in accordance with the provisions of articles 232-6 and 232-7 of the AMF General Regulations.

(p.20-21 of Gemalto’s offer memorandum – Section “2.10 Condition to the Offer - Success Threshold”)
32. Should I accept the Offer?
We are not able to guide your decision. If you wish to have a recommendation, we advise you to contact your financial intermediary.
We are an information agent and, as such, our role is restricted to informing you objectively of the contents of Gemalto’s offer memorandum, as cleared by the AMF.
33. Where can I get the Offer documents?
The offer memorandum containing the terms of the Offer as cleared by the AMF as well as the information relating to the legal, financial and accounting characteristics of Gemalto is available on Gemalto’s website (http://www.gemalto.com/france/investisseurs/index.html) and on the AMF’s website (www.amf-france.org). On the home page, click on the “Decisions & Information” tab, choose “Recherche” – “Accès Sociétés” then type Wavecom in the search engine. Finally, under the “Operation” tab you will find documents relating to the Offer. This documents are also available free of charge upon request from Gemalto and HSBC.
As a shareholder of Wavecom, you will have received or will receive a letter from your broker informing you of the Offer and including an acceptance form.
If you are a Wavecom shareholder registered in pure registered form (nominatif pur) or administered registered form (nominatif administré), you have received or will receive a letter from the institution managing registered shareholder accounts containing a reply form for use if you wish to tender your shares to the Offer or convert your shares to bearer form through your broker.
If you have not received an acceptance form, you should contact your broker to request a copy of the form.
You can accept the Offer until the last day of the Offer, on the terms set forth in the section titled ‘Procedure of Tender in the Offer’ of the offer memorandum. Should the Offer be reopened, you will be able to tender your Shares and OCEANE until the final day of the Reopened Offer.

Other questions
34. What is a Tender Offer?
A Tender Offer is a transaction:
▪	initiated by a company, in this case Gemalto, a financial organisation or another institution,

▪
in the form of a proposal to the shareholders of a company whose securities are traded on a regulated market to acquire the securities they own in that company and to buy a certain number of securities in the company – in this case, Wavecom shares issued and to be issued, with the exception of free shares, and Wavecom OCEANE,.

▪
in accordance with detailed procedures regulated and monitored in France by the Autorité des Marchés Financiers (AMF) and in the United States by the SEC, in particular in respect of information disclosed to the public and the offer process itself.

35. Who are you?
We are a company called Georgeson. We specialise in assisting issuers in communicating with their shareholders. We have been appointed by Gemalto.